UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Dobkin, Eric S.
   c/o Goldman, Sachs & Co.
   85 Broad Street
   New York, NY  10004
2. Date of Event Requiring Statement (Month/Day/Year)
   02/12/1998
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Class A Common Stock                       |2,000                 |D               |                                               |
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Class A Common Stock                       |233,100               |I               |01                                             |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Call Option (obligation |Immed.   |3/21/1998|Class A Common Stock   |10,000   |$45.00    |I            |01                         |
to sell)                |         |         |                       |         |          |             |                           |
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Call Option (obligation |Immed.   |3/21/1998|Class A Common Stock   |223,600  |$50.00    |I            |01                         |
to sell)                |         |         |                       |         |          |             |                           |
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Equity Swap (obligation |5/11/1998|5/11/1998|Class A Common Stock   |95,000   |$69.689694|I            |02                         |
to buy) (03)            |         |         |                       |         |07        |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("GS"). The securities reported herein as indirectly owned are owned by GS. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein.
02: The Reporting Person is a managing director of GS. The Goldman Sachs Group, L.P. ("GSG") is the general partner of and owns a 99% interest in GS. An affiliate of GSG is the investment adviser to Goldman Sachs Global
Alpha Fund, L.P. ("GS Global Alpha"), and an indirect wholly owned subsidiary of GSG is the general partner of GS
Global Alpha.  GS Global Alpha is the party to the equity swap reported herein.
 GSG and the Reporting Person
each disclaim beneficial ownership with respect to the equity swap except to the extent of their pecuniary interest therein.
03: The equity swap relates to a non-standardized basket of stocks. However, the following description relates solely to the effects of the Issuer Class A Common Stock ("Common Stock") component of the basket (as if such component were a stand-alone equity swap) and disregards the effects of all other components of the basket.
Under the equity swap, on May 11, 1998, GS Global Alpha will be entitled to receive a cash payment from the counterparty to the equity swap in an amount equal to the excess, if any, of
(i) the product of the market value of
95,000 shares of the Common Stock on May 6, 1998 multipled by .999 (such amount being the "End Amount") over
(ii) the product of the exercise price set forth above multipled by 95,000 (such amount being the "Initial Price"). If the Initial Price exceeds the End Amount, GS Global Alpha will be required to pay an amount equal to such excess to the counterparty. In addition, on May 11, 1998, the counterparty will pay to GS Global Alpha an amount equal to the total cash dividends with respect to 95,000 shares of Common Stock for which the ex-dividend date has occurred during the period from (but excluding) the trade date for the equity swap to (and including) May 6, 1998. During the term of the swap, GS Global Alpha will pay to the counterparty "interest" on the Initial Price at a rate equal to three-month LIBOR minus a spread.
SIGNATURE OF REPORTING PERSON
s/ Eric S. Dobkin
DATE
February 20, 1998